Exhibit (a)(1)(vii)

HILLTOP HOLDINGS INC.

Supplement to the Offer to Purchase for Cash

Up to $350,000,000 of Its Common Stock

to

Increase the Purchase Price to Not Less Than $21.00 Per Share

and Not More Than $24.00 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 13, 2020, UNLESS THE TENDER OFFER IS EXTENDED OR TERMINATED.

On September 23, 2020, Hilltop Holdings Inc., a Maryland corporation (“Hilltop,” the “Company,” “we,” “us,” or “our”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to stockholders to tender up to $350,000,000 of shares of our common stock, $0.01 par value per share (the “shares”), for purchase by us at a price not less than $18.25 per share and not more than $21.00 per share, less any applicable withholding taxes and without interest, in a modified “Dutch auction” tender offer (the “tender offer”). The Company, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase. Each reference in the Original Offer to Purchase to the minimum purchase price per share under the tender offer of “$18.25” is hereby amended by replacing it with “$21.00,” and each reference in the Original Offer to Purchase to the maximum purchase price per share under the tender offer of “$21.00” is hereby amended by replacing it with “$24.00.”

As a result of the amendment to the Original Offer to Purchase, we invite our stockholders to tender up to $350,000,000 of shares for purchase by us at a price not less than $21.00 per share and not more than $24.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Amended Letter of Transmittal delivered herewith. The tender offer also is amended to extend the expiration date until 12:00 midnight, New York City time, at the end of the day on November 13, 2020, unless otherwise extended, withdrawn or terminated (the “Expiration Date”).

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

Our shares are listed and traded on the New York Stock Exchange (“NYSE”) under the trading symbol “HTH.” We publicly announced our intention to commence the tender offer on September 23, 2020. On September 22, 2020, the last trading day prior to the commencement of the tender offer, the last reported sale price of the shares on the NYSE was $18.19 per share. On October 30, 2020, we announced that we increased the purchase price for shares properly tendered and not properly withdrawn in the tender offer from a price not less than $18.25 per share and not more than $21.00 per share to a price not less than $21.00 per share and not more than $24.00 per share. On October 29, 2020, which was the last full trading day prior to our announcement of the increase in the purchase price for the shares and the extension of the expiration date of the tender offer, the last reported sale price of the shares was $21.26 per share. You are urged to obtain current market quotations for the shares. See Section 8 of the Offer to Purchase.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF OUR OR THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AT WHAT PRICE OR PRICES YOU SHOULD TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU CHOOSE TO TENDER SUCH SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY ALL OF THE INFORMATION IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE, THE ORIGINAL OFFER TO PURCHASE AND THE OTHER TENDER OFFER MATERIALS, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER. NONE OF THE COMPANY’S DIRECTORS OR EXECUTIVE OFFICERS WILL TENDER ANY OF THEIR SHARES IN THE TENDER OFFER. SEE SECTION 11.

Neither the SECURITIES AND EXCHANGE Commission (THE “COMMISSION”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this SUPPLEMENT OR THE Offer to Purchase. Any representation to the contrary is a criminal offense.

If you have questions or need assistance, you should contact the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. If you require additional copies of the Original Offer to Purchase, this Supplement, the Amended Letter of Transmittal, the Amended Notice of Guaranteed Delivery or other related materials, you should contact the Information Agent.

The Dealer Manager for the Tender Offer is:

Goldman Sachs & Co. LLC

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

Supplement to the Offer to Purchase dated November 2, 2020

IMPORTANT

To the Holders of Our Common Stock:

We have determined that it would be in the best interest of the Company’s stockholders, in light of market conditions, to increase the price at which we may purchase shares properly tendered and not properly withdrawn in the tender offer from a price not less than $18.25 per share and not more than $21.00 per share to a price not less than $21.00 per share and not more than $24.00 per share. We also have extended the Expiration Date for the tender offer until 12:00 midnight, New York City time, at the end of the day on November 13, 2020. We may, in our sole discretion, extend the period of time in which the tender offer will remain open. We may also terminate the tender offer under certain circumstances. See Section 7 and Section 14.

We will select the lowest single per share purchase price (the “Purchase Price”), not less than $21.00 per share and not more than $24.00 per share, that will allow us to purchase a number of shares having an aggregate purchase price of $350,000,000, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer, upon the terms and subject to the conditions of the Offer to Purchase, including the provisions relating to “odd lot” priority, proration and conditional tenders described therein.

We will purchase at the Purchase Price shares properly tendered at prices equal to or below the Purchase Price and not properly withdrawn, on the terms and subject to the conditions of the tender offer, including the proration and “odd lot” priority provisions. If shares having an aggregate purchase price of less than $350,000,000 are properly tendered and not properly withdrawn, we will buy all shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date. We will not purchase shares tendered at prices greater than the Purchase Price or shares that we do not accept for purchase under the terms of the tender offer because of the tender offer’s proration and priority provisions. Shares tendered but not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

If you have not previously tendered shares and you wish to tender all or any portion of your shares, you should follow the instructions described in Section 3 of the Offer to Purchase. You may tender your shares using the Amended Letter of Transmittal provided herewith and following the procedures for tendering shares set forth in the Offer to Purchase.

If you have previously tendered shares, and you do not wish to withdraw the tender of all or any portion of those shares, you do not need to take any further action in response to this Supplement. As a result of the increase in the Purchase Price from not less than $18.25 per share and not more than $21.00 per share to not less than $21.00 per share and not more than $24.00 per share, any shares previously tendered into the tender offer at any price below $21.00 per share will now be deemed to have been tendered at $21.00 per share.

If you have previously tendered shares, and you wish to withdraw the tender of all or any portion of those shares, please follow the procedures for withdrawal of tendered shares, as set forth in Section 4 of the Offer to Purchase.

If you have previously tendered shares, and you wish either to increase the number of shares tendered or change your indications of a specific price at which shares are being tendered, please submit a new and later-dated Amended Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 3 of the Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed.

This Supplement should be read in conjunction with the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and related Amended Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “tender offer.” Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Each reference in the Original Offer to Purchase to the minimum purchase price per share under the tender offer being “$18.25” is hereby amended by replacing it with “$21.00,” and each reference to the maximum purchase price per share under the tender offer being “$21.00” is hereby amended by replacing it with “$24.00.” Accordingly, each reference in the Original Offer to Purchase to a “price”, “purchase price per share” or “Purchase Price” being “not less than $18.25 per share and not more than $21.00 per share” shall be amended by replacing it with “not less than $21.00 per share and not more than $24.00 per share.”

Each reference to the number of shares we would purchase if the tender offer is fully subscribed at the minimum purchase price being “19,178,082” is hereby amended by replacing it with “16,666,667,” and each reference to the percentage of issued and outstanding shares that such number of shares represent is hereby amended by replacing “21.3%” with “18.5%.” Each reference to the number of shares we would purchase if the tender offer is fully subscribed at the maximum purchase price being “16,666,666” is hereby amended by replacing it with “14,583,334,” and each reference to the percentage of issued and outstanding shares that such number of shares represent is hereby amended by replacing “18.5%” with “16.2%.”

Each reference to the Letter of Transmittal shall be deemed to include the Amended Letter of Transmittal delivered herewith. Each reference to the Notice of Guaranteed Delivery shall be deemed to include the Amended Notice of Guaranteed Delivery delivered herewith.

Each reference in the Original Offer to Purchase to an expiration date or the “Expiration Date” is hereby amended by replacing “12:00 midnight, New York City time, at the end of the day on October 30, 2020” with “12:00 midnight, New York City time, at the end of the day on November 13, 2020.”

Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the tender offer set forth in the Original Offer to Purchase shall continue to be applicable.

SUMMARY OF THE AMENDED TENDER OFFER

This summary highlights certain material information regarding the tender offer, as amended, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Amended Letter of Transmittal and the other tender offer materials because they contain important information regarding the tender offer.

Who is offering to purchase my shares?

We (Hilltop Holdings Inc.) are offering to purchase your shares. See Section 1.

What will be the Purchase Price for the shares?

We are conducting an offer by means of a modified “Dutch auction.” We are offering to purchase up to $350,000,000 of shares, upon the terms and subject to the conditions of the tender offer, at a Purchase Price (to be determined as provided in the Offer to Purchase) of not less than $21.00 per share and not more than $24.00 per share, less any applicable withholding taxes and without interest, for each share we purchase pursuant to the tender offer. We will determine the Purchase Price promptly following the Expiration Date, on the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions). We will select the lowest Purchase Price (in multiples of $0.25), which will not be less than $21.00 per share and not more than $24.00 per share, that will allow us to purchase up to $350,000,000 of shares, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $350,000,000 are properly tendered and not properly withdrawn prior to the Expiration Date, then we will buy all shares properly tendered at prices at or below the Purchase Price and not properly withdrawn. See Section 1.

If you wish to maximize the chance that your shares will be purchased in the tender offer, you should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election will mean that your shares will be deemed to be tendered at the minimum price of $21.00 per share. You should understand that this election may have the effect of lowering the Purchase Price and could result in your shares being purchased at $21.00 per share, which is the low end of the price range in the tender offer, less any applicable withholding taxes and without interest.

Stockholders are urged to obtain current market quotations for the shares before deciding whether and at what price or prices to tender their shares. See Section 8.

What will be the form of payment of the Purchase Price?

If your shares are purchased in the tender offer, you will be paid the Purchase Price in cash, less any applicable withholding taxes and without interest, for each of your shares that we purchase pursuant to the tender offer. On the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions), promptly following the Expiration Date, we will pay the Purchase Price less any applicable withholding taxes and without interest, for each of your shares that we purchase pursuant to the tender offer. See Section 5.

How many shares will the Company purchase?

We will purchase a number of shares having an aggregate purchase price of $350,000,000, or a lower amount depending on the number of shares of common stock properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $350,000,000 are properly tendered and not properly withdrawn prior to the Expiration Date, we will buy all shares properly tendered and not properly withdrawn at prices at or below the Purchase Price.

As of October 23, 2020, we had 90,238,435 shares of common stock outstanding. Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, if the Purchase Price per share is $21.00, we would purchase 16,666,667 shares, and, if the Purchase Price per share is $24.00, we would purchase 14,583,334 shares, representing approximately 18.5% and 16.2%, respectively, of our outstanding shares as of October 23, 2020.

In addition, if shares having an aggregate purchase price of more than $350,000,000 are tendered in the tender offer at or below the Purchase Price and not properly withdrawn, we reserve the right to accept for purchase at the Purchase Price pursuant to the tender offer up to an additional 2% of our outstanding shares without extending the expiration of the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal and regulatory requirements. See Section 1.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

How will the Company pay for the shares?

The Company will fund the tender offer with cash on hand.

Assuming the tender offer is fully subscribed, and assuming we do not exercise our right to purchase up to an additional 2% of our outstanding shares, we expect the aggregate cost of the purchases, including all fees and expenses related to the tender offer, to be approximately $353,700,000.

How long do I have to tender my shares?

You may tender your shares until the Expiration Date. The Expiration Date is at 12:00 midnight, New York City time, at the end of the day on November 13, 2020, unless we extend or terminate the tender offer. We may choose to extend the tender offer for any reason. We cannot assure you that the tender offer will be extended or, if extended, for how long. See Section 1 and Section 14. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that, for administrative reasons, such nominee has an earlier deadline that must be met for your shares to be tendered by the Expiration Date. Accordingly, beneficial owners wishing to participate in the tender offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the tender offer.

Can the tender offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the tender offer in our sole discretion, subject to applicable laws. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 14.

How will I be notified if the Company extends the tender offer or amends the terms of the tender offer?

We will issue a press release no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. In the event that the terms of the tender offer are amended, we will file with the Commission an amendment to our Tender Offer Statement on Schedule TO-I relating to the tender offer describing the amendment. See Section 14.

What is the purpose of the tender offer?

The purpose of the tender offer is for the Company to repurchase shares of its common stock. This structure allows the Company to purchase a fixed dollar amount of shares for one price per share.

Are there any conditions to the tender offer?

Yes. Our obligation to accept and pay for your tendered shares depends on a number of conditions that must be satisfied in our reasonable judgment or waived on or prior to the Expiration Date, including:

•	No legal action shall have been threatened, instituted or pending that challenges or relates to the tender offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impair the contemplated future conduct of our business or our ability to purchase shares in the tender offer;
•	No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred;
•	No commencement or escalation of war, armed hostilities, or other international or national calamity, including, but not limited to, any outbreak of a pandemic or contagious disease (including the COVID-19 pandemic, to the extent that there is any material adverse development related thereto on or after September 22, 2020 that in our reasonable judgment makes it inadvisable for us to proceed with the tender offer) or an act of terrorism, directly or indirectly involving the United States shall have occurred on or after September 22, 2020, the last trading day prior to the commencement of the tender offer;
•	No changes in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), assets, income, operations or prospects;
•	No decline shall have occurred in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard and Poor’s 500 Composite Index by more than 10% from the close of business on September 22, 2020;
•	No limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or event that could reasonably be expected to materially affect, the extension of credit by banks or other lending institutions in the United States shall have occurred;
•	Any necessary regulatory approvals or non-objections from the Federal Reserve or the Texas Department of Banking shall have been obtained and shall remain in full force and effect;
•	No tender or exchange offer for any or all of our shares, or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person or shall have been publicly disclosed since September 22, 2020, and we shall not have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the tender offer) since September 22, 2020;
•	No change in law or in the official interpretation or administration of law, or relevant position or policy of a governmental authority with respect to any laws, applicable to the tender offer;
•	The consummation of the tender offer and the purchase of shares will not cause the shares to cease to be listed on the NYSE or cause the shares to be subject to deregistration under the Exchange Act;
•	No person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than as publicly disclosed in a filing with the Commission on or before September 22, 2020) nor shall any new group have been formed that beneficially owns more than 5% of the outstanding shares;
•	No person (including a group) that has publicly disclosed in a filing with the Commission on or before September 22, 2020 that it has beneficial ownership of more than 5% of the outstanding shares shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of an additional 1% or more of the outstanding shares; and
•	No person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our assets or securities.

These conditions are described in greater detail in Section 7. In addition, the tender offer is subject to a number of other conditions described in Section 7.

If I have not yet tendered shares in the Original Offer to Purchase, how do I tender my shares?

To tender your shares, prior to 12:00 midnight, New York City time, at the end of the day on November 13, 2020, or any later time and date to which the tender offer may be extended:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and have such nominee tender your shares for you;

•	if you are an institution participating in The Depository Trust Company, referred to as “DTC” or the “Book-Entry Transfer Facility,” tender your shares according to the procedure for book-entry transfer described in Section 3; or

•	if you hold certificates or book entry shares in your own name, complete and sign an Amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Amended Letter of Transmittal, to the Depositary at its address shown on the Amended Letter of Transmittal.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the tender offer. Accordingly, beneficial owners wishing to participate in the tender offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the tender offer.

If you want to tender your shares, but your certificates for the shares are not immediately available or cannot be delivered to the Depositary, you cannot comply with the procedure for book-entry transfer or you cannot deliver the other required documents to the Depositary by the Expiration Date of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3.

In accordance with Instructions 4 and 5 to the Amended Letter of Transmittal, each stockholder who is not tendering through DTC and who desires to tender shares in the tender offer must either check (1) one, and only one, of the boxes in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined by Stockholder,” indicating the price (in increments of $0.25) at which shares are being tendered, or (2) the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $21.00 per share (YOU SHOULD UNDERSTAND THAT THIS ELECTION MAY CAUSE THE PURCHASE PRICE TO BE LOWER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $21.00 PER SHARE). Only one box under (1) or (2) may be checked. If more than one box is checked, or if no box is checked, there is no proper tender of shares.

If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” (such tenders of shares, “Purchase Price tenders”). Shares tendered pursuant to Purchase Price tenders will be deemed to have been tendered at a price of $21.00 per share (which is the minimum price per share under the tender offer) for purposes of determining the Purchase Price. Accordingly, Purchase Price tenders could lower the Purchase Price and could result in your shares being purchased at the minimum price of $21.00 per share. See Section 8 for recent market prices for shares of our common stock.

If I tendered shares under the Original Offer to Purchase and I do not wish to withdraw those shares, do I need to do anything further?

No. If you have previously tendered your shares, and you do not wish to either withdraw the tender of those shares, increase the number of shares tendered or change your indication of a specific price at which shares are being tendered, you do not need to take any further action in response to this Supplement. As a result of the increase in the Purchase Price from not less than $18.25 per share and not more than $21.00 per share to not less than $21.00 per share and not more than $24.00 per share, any shares previously tendered into the tender offer at any price below $21.00 per share will now be deemed to have been tendered at $21.00 per share.

If I tendered shares under the Original Offer to Purchase and I wish either to increase the number of shares tendered or change my indications of a specific price at which shares are being tendered, what do I need to do?

If you have previously tendered shares, and you wish either to increase the number of shares tendered or change your indications of a specific price at which shares are being tendered, please submit a new and later-dated Amended Letter of Transmittal (which will supersede your original Letter of Transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed. See Sections 3 and 4.

How will the tender offer affect the number of our shares outstanding and the number of record holders?

As of October 23, 2020, we had 90,238,435 shares of common stock outstanding. At a Purchase Price equal to the tender offer’s minimum price of $21.00 per share, we would purchase 16,666,667 shares if the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, which would represent approximately 18.5% of our outstanding shares as of October 23, 2020. At a Purchase Price equal to the tender offer’s maximum price of $24.00 per share, we would purchase 14,583,334 shares if the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, which would represent approximately 16.2% of our outstanding shares as of October 23, 2020. If the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed at the minimum price, we will have 73,571,768 shares outstanding immediately following the purchase of shares tendered in the tender offer (based on the number of shares outstanding as of October 23, 2020). If the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed at the maximum price, we will have 75,655,101 shares outstanding immediately following the purchase of shares tendered in the tender offer (based on the number of shares outstanding as of October 23, 2020). The actual number of shares outstanding immediately following completion of the tender offer will depend on the number of shares tendered and purchased in the tender offer as well as the Purchase Price for such shares. See Section 2.

In addition, if shares having an aggregate purchase price of more than $350,000,000 are tendered in the tender offer at or below the Purchase Price and not properly withdrawn, we reserve the right to accept for purchase at the Purchase Price pursuant to the tender offer up to an additional 2% of our outstanding shares without extending the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal and regulatory requirements. See Section 1.

Furthermore, if any of our stockholders:

•	who hold shares in their own name as holders of record; or
•	who are “registered holders” as participants in DTC’s system whose names appear on a security position listing,

tender their shares in full and that tender is accepted in full, then the number of our record holders would be reduced. See Section 2.

Stockholders who do not have their shares purchased in the tender offer will realize a proportionate increase in their relative ownership interest in the Company following the purchase of shares pursuant to the tender offer. See Section 2.

Following the tender offer, will the Company continue as a public company?

Yes. In addition, the tender offer is conditioned upon the Company having determined that the transaction will not cause the Company to be delisted from the NYSE and will not cause the shares to be subject to deregistration under the Exchange Act (which would result in the Company ceasing to be subject to the periodic reporting requirements of the Exchange Act). See Section 2.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own, beneficially or of record, fewer than an aggregate of 100 shares, you properly tender all of such shares at or below the Purchase Price prior to the Expiration Date (and do not properly withdraw such shares) and you complete the section entitled “Odd Lots” in the Amended Letter of Transmittal and, if applicable, in the Amended Notice of Guaranteed Delivery, and all conditions to the tender offer are satisfied or waived, we will purchase all of your shares without subjecting them to proration. See Section 1.

Can I change my mind after I have tendered shares in the tender offer, but before the Expiration Date?

Yes. You may withdraw any shares you have tendered at any time before the Expiration Date, which will occur at 12:00 midnight, New York City time, at the end of the day on November 13, 2020, unless we extend or terminate the tender offer. If we have not accepted for payment the shares you have tendered to us by 12:00 midnight, New York City time, at the end of the day on November 18, 2020 (the 40th business day following the commencement of the tender offer), you may also withdraw your shares at that time. See Section 4. If you hold interests in shares through a broker, you must follow the broker’s procedures described in instructions that you will receive, which may include an earlier deadline for notifying the broker of your desire to withdraw your shares. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written notice of your withdrawal to the Depositary at the address appearing on the back cover of this Supplement. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Additional requirements will apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

In what order will the Company purchase the tendered shares?

If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price of less than $350,000,000 are properly tendered and not properly withdrawn prior to the Expiration Date, we will buy all shares properly tendered at prices at or below the Purchase Price and not properly withdrawn.

If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price in excess of $350,000,000, measured at the maximum price at which such shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase shares:

•	first, from all stockholders of “odd lots” (persons who own fewer than 100 shares) who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date;
•	second, subject to the conditional tender provisions described in Section 6, on a pro rata basis, with appropriate adjustment to avoid purchases of fractional shares, from all other stockholders who properly tender shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date; and
•	third, if necessary to permit us to purchase shares having an aggregate purchase price of $350,000,000 (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, holders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them prior to the Expiration Date.

Therefore, it is possible that we will not purchase any or all of the shares that you tender. It also is possible that none of the shares conditionally tendered will be purchased. See Section 1.

Has the Company or its Board of Directors adopted a position on the tender offer?

While our Board of Directors has authorized the tender offer, it has not made, nor have the Company, the Dealer Manager, the Information Agent, the Depositary or any of their respective affiliates made, any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares.

We cannot predict how our common stock will trade after expiration of the tender offer, and it is possible that our common stock price will trade above the tender offer price after expiration of the tender offer. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In doing so, you should read carefully all of the information in, or incorporated by reference in, the Original Offer to Purchase, this Supplement and the Amended Letter of Transmittal and in the other tender offer materials. You are urged to discuss these matters with your own tax advisor, financial advisor and/or broker.

Will the Company’s directors and executive officers tender shares in the tender offer?

The Company’s directors and executive officers have informed the Company that they will not tender any of their shares in the tender offer. As a result, the tender offer will increase the proportional holdings of our directors and executive officers. However, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the Purchase Price. See Section 11.

If I decide not to tender, how will the tender offer affect my shares?

Stockholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the completion of the tender offer.

What is the accounting treatment of the tender offer?

The accounting for the purchase of shares pursuant to the tender offer will result in a reduction of our stockholders’ equity in an amount equal to the aggregate purchase price, including transaction fees, of the shares we purchase and a corresponding reduction in cash and cash equivalents. See Section 2.

When and how will the Company pay for the shares I tender?

Promptly after the Expiration Date, we will pay the Purchase Price, less any applicable withholding taxes and without interest, for the shares we purchase. We will announce the preliminary results of the tender offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We will pay for the shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the Expiration Date. The Depositary will transmit to you the payment for all of your shares accepted for payment. See Section 5.

What is a recent market price for the shares?

We publicly announced our intention to commence the tender offer on September 23, 2020. On September 22, 2020, the last trading day prior to the commencement of the tender offer, the last reported sale price of the shares on the NYSE was $18.19 per share. On October 30, 2020, we announced that we increased the purchase price for shares properly tendered and not properly withdrawn in the tender offer from a price not less than $18.25 per share and not more than $21.00 per share to a price not less than $21.00 per share and not more than $24.00 per share, and we also extended the Expiration Date for the tender offer until 12:00 midnight, New York City time, at the end of the day on November 13, 2020. On October 29, 2020, which was the last full trading day prior to our announcement of the increase in the purchase price for the shares and the extension of the expiration date of the tender offer, the last reported sale price of the shares was $21.26 per share. You are urged to obtain current market quotations for the shares. See Section 8.

Will I have to pay brokerage fees and commissions if I tender my shares?

If you are a holder of record of your shares and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders shares on your behalf, such nominee may charge you a fee for doing so. We urge you to consult your broker or other nominee to determine whether any charges will apply. See Sections 5 and 15.

Does the Company intend to repurchase any shares other than pursuant to the tender offer during or after the tender offer?

Rule 13e-4(f)(6) of the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until the expiration of at least ten business days after the expiration of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. Beginning on the eleventh business day after the Expiration Date of the tender offer, we may make stock repurchases from time to time on the open market and/or in private transactions. Whether we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this tender offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders in those transactions than the terms of the tender offer.

What are the U.S. federal income tax consequences if I tender my shares?

The receipt of cash for your tendered shares generally will be treated for U.S. federal income tax purposes either as (1) consideration received in a sale or exchange of the tendered shares or (2) a distribution in respect of your shares. If you are a U.S. Holder (as defined in Section 13), generally, you will be subject to U.S. federal income taxation upon the receipt of cash in exchange for the shares that you tender. See Section 13 for additional information.

If you are a Non-U.S. Holder (as defined in Section 13), if the receipt of cash by you is treated as consideration received in a sale or exchange, and such consideration is not effectively connected with your conduct of a trade or business in the United States, you generally will not be subject to U.S. federal income taxation on the receipt of such cash subject to certain exceptions. However, if the receipt of cash is treated as a distribution with respect to your shares, you may be subject to U.S. federal withholding tax on the portion of such distribution treated as a “dividend” for U.S. federal income tax purposes at a rate of 30% (or such lower rate as may be specified pursuant to an applicable income tax treaty). The treatment of the receipt of cash depends upon facts that are unique to each stockholder. See Section 13. Thus, it would be prudent to expect that the Depositary or other applicable withholding agent generally will withhold U.S. federal withholding tax at a rate of 30% from any payments made to you pursuant to the tender offer unless such withholding agent receives documentation pursuant to which it may determine that a reduced rate of, or exemption from, such withholding applies. See Sections 3 and 13. If such tax has been withheld but the receipt of cash for your tendered shares is in fact properly treated as consideration received in a sale or exchange, then you may apply for a refund of such withheld amount. See Section 13 for additional information.

We recommend that you consult your own tax advisor regarding the particular tax consequences of tendering shares for cash pursuant to the tender offer to you, including the applicability and effect of any U.S. state or local tax laws or other non-U.S. tax laws. See Sections 3 and 13.

Will I have to pay stock transfer tax if I tender my shares?

Except as otherwise provided herein and in the Amended Letter of Transmittal, if you instruct the Depositary in the Amended Letter of Transmittal to make the payment for the tendered shares to the registered holder, you will generally not be required to pay any stock transfer taxes on our purchase of the shares pursuant to the tender offer. See Section 5.

To whom can I talk if I have questions?

The Information Agent can help answer your questions. The Information Agent for the tender offer is D.F. King & Co., Inc. Please call (800) 207-3159 Monday through Friday from 10:00 a.m. to 4:00 p.m. New York City time.

Amendments to Specific Provisions

1.            Number of Shares; Proration.

The third and fourth paragraphs of Section 1 are amended and restated as follows:

However, if we:

•         increase the maximum price to be paid above $24.00 per share or decrease the price to be paid below $21.00 per share or otherwise change the price range at which we are offering to purchase shares in the tender offer;

•         increase the aggregate purchase price for shares being sought in the tender offer and such increase would result in the prospective purchase of a number of shares exceeding 2% of our outstanding shares; or

•         decrease the aggregate purchase price for shares being sought in the tender offer; and

the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day (as defined below) from, and including, the date that announcement of any such change is first published, sent or given in the manner specified in Section 14, the tender offer will be extended until a date that is on or after the expiration of such period of ten business days. A “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In accordance with the instructions to the Amended Letter of Transmittal, stockholders desiring to tender shares must specify the price, not less than $21.00 per share and not more than $24.00 per share, at which they are willing to sell their shares to the Company. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the Purchase Price that the Company determines pursuant to the terms of the tender offer, which could be a price per share as low as $21.00 or as high as $24.00. If tendering stockholders wish to maximize the chance that the Company will purchase their shares, they should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election will mean that such stockholder’s shares will be deemed to be tendered at the minimum price of $21.00 per share. Tendering stockholders who make this election should understand that this election may lower the Purchase Price and could result in such stockholder’s shares being purchased at the minimum price of $21.00 per share. “Only one box under (1) or (2) may be checked. If more than one box is checked, or if no box is checked, there is no proper tender of shares.”

3.            Procedures for Tendering Shares.

The following paragraphs are hereby added to the end of Section 3:

For purposes of the tender offer, we will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the tender offer.

If a stockholder has previously tendered shares and wishes to either change the number of shares tendered or change the indication of a specific price at which shares are being tendered, the stockholder must withdraw all previously tendered shares in accordance with the procedures described in Section 4 hereof, and submit a new Amended Letter of Transmittal expressing its new instructions with respect to the tender of such stockholder’s shares.

8.            Price Range of Shares; Dividends.

Section 8 of the Original Offer to Purchase is hereby amended and restated in its entirety as follows:

The shares are listed and traded on the NYSE under the trading symbol “HTH.” The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on the NYSE.

	Market Price		Dividends
	High	Low
2018
First Quarter	$28.32	$22.99	$0.07
Second Quarter	24.94	21.62	0.07
Third Quarter	23.12	20.00	0.07
Fourth Quarter	20.74	16.43	0.07
2019
First Quarter	$20.37	$16.71	$0.08
Second Quarter	21.68	18.36	0.08
Third Quarter	25.60	20.92	0.08
Fourth Quarter	26.28	22.80	0.08
2020
First Quarter	$25.16	$11.05	$0.09
Second Quarter	21.39	12.80	0.09
Third Quarter	22.24	16.52	0.09
Fourth Quarter (through October 29, 2020)	23.17	20.52	0.09

On September 22, 2020, the last trading day prior to the commencement of the tender offer, the last reported sale price of the shares on the NYSE was $18.19 per share. On October 30, 2020, we announced that we increased the purchase price for shares properly tendered and not properly withdrawn in the tender offer from a price not less than $18.25 per share and not more than $21.00 per share to a price not less than $21.00 per share and not more than $24.00 per share, and we also extended the Expiration Date for the tender offer until 12:00 midnight, New York City time, at the end of the day on November 13, 2020. On October 29, 2020, which was the last full trading day prior to our announcement of the increase in the purchase price for the shares and the extension of the expiration date of the tender offer, the last reported sale price of the shares was $21.26 per share. We urge stockholders to obtain current market quotations for the shares before deciding whether to tender their shares and at what price.

10. Certain Information Concerning Us.

The table immediately following the seventh paragraph in Section 10 is hereby amended and restated as follows:

Commission Filings	Date Filed
Annual Report on Form 10-K	February 27, 2020
Quarterly Reports on Form 10-Q	May 5, 2020, July 30, 2020 and October 23, 2020
Current Report on Form 8-K	January 30, 2020 (solely with respect to Item 8.01), January 31, 2020 (solely with respect to Item 8.01 and Exhibit 99.1), February 5, 2020, April 30, 2020 (solely with respect to Item 8.01), May 13, 2020, July 1, 2020, July 27, 2020, July 29, 2020, July 30, 2020 (solely with respect to Item 8.01), August 21, 2020 and October 22, 2020 (solely with respect to Item 8.01)
Definitive Proxy Statement on Schedule 14A	April 29, 2020

14.          Extension of the Tender Offer; Termination; Amendment.

The last sentence of the last paragraph of Section 14 of the Original Offer to Purchase is hereby amended and restated as follows:

If (1) we increase the maximum price to be paid for shares above $24.00 or decrease the price to be paid per share below $21.00 per share or otherwise change the price range to be paid for shares or increase or decrease the aggregate purchase price offered for shares being sought in the tender offer (but, in the case of an increase, only if we increase the aggregate purchase price as a result of which the number of shares being sought will increase by more than 2% of our outstanding shares) and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified in this Section 14, the tender offer will be extended until the expiration of such period of ten business days.

HILLTOP HOLDINGS INC.

November 2, 2020

The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail:

  American Stock Transfer & Trust Company, LLC
 Operations Center
Attn: Reorganization Department
 6201 15th Avenue
Brooklyn, New York 11219

  Phone: Toll-free (877) 248-6417
(718) 921-8317	If delivering by hand, express mail, courier
 or any other expedited service:

 American Stock Transfer & Trust Company, LLC
 Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Supplement to the Offer to Purchase, the Original Offer to Purchase, the Amended Letter of Transmittal, the Amended Notice of Guaranteed Delivery or related documents may be directed to the Information Agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Dealer Manager for the Tender Offer is:

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Attn: Equity Derivatives Group
Collect: (800) 323-5678

Toll-Free: (212) 902-1000

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (800) 207-3159

Email: hilltopholdings@dfking.com